                                                      April 10, 2009

Via Federal Express and EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn:  Jay Mumford

Re:	SonomaWest Holdings, Inc.
Form 10-K for the fiscal year ended June 30, 2008
Filed September 29, 2008
File No. 000-01912

Dear Mr. Mumford:

On behalf of SonomaWest Holdings, Inc. (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 31, 2009,  regarding the above-referenced filings. A revised Annual Report on Form 10-K/A (“10-K/A”) is enclosed, marked to show the changes we are proposing in response to Staff comments. The 10-K/A includes only those items that are being amended.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

Form 10-K

Disclosure Regarding Forward-Looking Statements, page 3

1.
We note your disclosure regarding safe harbor protection for forward-looking statements provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. Please note that these sections do not apply to forward-looking statements by issuers that issue penny stocks. Please remove the disclosure indicating your ability to rely on Section 27A of the Securities Act and Section 21E of the Exchange Act.

Response:
Page 4 of the 10-K/A has been revised in response to the Staff’s comment.

Items 1 and 2. Business and Properties

Properties, page 4

2.	Please disclose the average effective annual rental per square foot as of the end of your most recently completed fiscal year for each of the properties.

Response:
Pages 5 and 6 of the 10-K/A have been revised in response to the Staff’s comment.

3.
We note your disclosure on pages 9 and 10 under the “Risk Factors” subheading that Sonoma Wine Company, Vinovation, Inc., and Greg & Greg, Inc. Winery contributed 11%, 12% and 12%, respectively, of your total rental revenues, the loss of any of which would have a material adverse effect on your business. In accordance with Item 101 (h)(4)(vi) of Regulation S-K, please revise your disclosure to provide a detailed summary of the principal terms of each tenant's lease.

Response:
Pages 10 and 11 of the 10-K/A have been revised in response to the Staff’s comment.

Other Information, page 7

4.
We note your disclosure on page 5 and elsewhere in your annual report regarding various expenditures for improvements and modifications to your properties. Please reconcile these disclosures with your statement under this subheading that you have not made any expenditures with respect to research and development activities.

Response:
Page 6 of the 10-K/A has been revised in response to the Staff’s comment.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities

Dividends, page 12

5.
Please revise your disclosure in accordance with Item 201 (c)(1) of Regulation S-K to discuss the frequency of dividend payments for the last two years. Please also describe whether your loan agreement with Wachovia Bank materially restricts your ability to pay dividends.

Response:
Page 13 of the 10-K/A has been revised in response to the Staff’s comment.

Item 7, Management's Discussion and Analysis of Financial Condition and Results of
Operation

General

6.	Please include the contractual obligations table required by Item 303(a)(5) of Regulation S-K or advise us of the reasons for the omission of this table.

Response:
According to Item 303(d) relating to Smaller Reporting Companies, “[a] smaller reporting company is not required to provide the information required by paragraph (a)(5) of this item.”

Results of Operations

Fiscal 2008 Compared To Fiscal 2007

Tenant Reimbursements, page 16

7.
We note your disclosure under this subheading regarding the decrease in occupancy by manufacturing tenants and the resultant change on your tenant reimbursement revenues. Please expand this section to discuss whether this trend will continue to put downward pressure on your revenues. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:
Page 17 of the 10-K/A has been revised in response to the Staff’s comment.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 40

8.
We note your statement that the Chief Executive Officer and Chief Financial Officer have concluded that the registrant's disclosure controls and procedures are effective "at a reasonable level.” Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. Please also revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

Response:
Page 21 of the 10-K/A has been revised in response to the Staff’s comment.

Dividends, page 51

9.	Please explain whether your current debt facilities restrict your abilities to fund dividends. Refer to Item 201(c)(1) of Regulation S-K.

Response:
There is no page 51 of the 10-K.  Please refer to our response to comment 5 above.

Exhibits 31.1 and 31.2

10.
Please note that your certifications must be in the exact form prescribed by Item 601 (b)(31) of Regulation S-K. In your amended filing, please include the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" in the introductory language in paragraph 4. Please also provide separate certificates for Mr. Stapleton serving in his capacity as Chief Executive Officer and Chief Financial Officer respectively.

Response:
Exhibits 31.1 and 31.2 of the 10-K/A have been revised in response to the Staff’s comment.

Definitive Proxy Statement on Schedule 14A filed October 2, 2008

Transactions with Related Persons, page 9

11.
In future filings, please include the information regarding your policies and procedures relating to the review and approval of any related party transaction as required pursuant to Item 404(b) of Regulation S-K.

Response:
We note your comment and in future filings, the Company will include information regarding our policies and procedures relating to the review and approval of any related party transaction as required pursuant to Item 404(b) of Regulation S-K.

Compensation Discussion and Analysis, page 12

12.
We note the disclosure on page 12 that there are two components of your annual compensation: (1) base salary and (2) variable compensation based on achievement of predetermined objectives. Please identify and quantify all of the financial performance measures used to determine both your base salary and variable compensation awards. Also, describe in more detail the individual performance factors considered in determining variable compensation; quantify those factors if possible or otherwise describe how they are measured. Also, we note your disclosure that you reviewed comparable awards to executives performing similar functions for other publicly-traded real estate companies. In future filings, please identify the names of the companies that comprise this group and also provide detailed disclosure on your overall base salary and variable compensation levels relative to your peers.

Response:
We note your comment and in future filings we will identify and quantify all of the financial performance measures used to determine both our base salary and variable compensation awards and describe in more detail the individual performance factors considered in determining variable compensation, as well as identify the names of the companies that comprise our peer group and provide detailed disclosure on our overall base salary and variable compensation levels relative to our peers.

The requested information in future filings may resemble the following:

Annual Compensation.  The Committee recognizes the importance of maintaining base salary compensation levels that are competitive with the companies with which the Company competes for talent.  Base salary for executives is generally targeted in reference to companies in similar businesses with similar characteristics, such as revenue and market capitalization.  In fiscal year 2008, the Company retained a third party compensation consultant that provided recommendations to determine the Chief Executive Officer’s annual salary, including a review and analysis of similarly situated peer companies.  The Committee did not review these companies, but rather relied on the third party consultant’s expertise.

Variable Annual Bonus Compensation.  In addition to earning a base salary, the Chief Executive Officer is eligible to receive additional cash compensation through variable bonuses.  Payouts of bonuses, which generally have been made following the end of the fiscal year, are based upon the Committee’s review and analysis of the target goals, although the Committee may modify these goals and criteria or grant additional variable cash compensation to the executive officer even if the performance goals are not met.  This variable annual bonus compensation method was recommended by the third party compensation consultant as part of the Chief Executive Officer’s compensation review, and the Compensation Committee came up with the performance factors set forth below for consideration as part of such bonus compensation.

The Fiscal Year 2007/2008 performance factors were as follows:

Target Goals	Weighting Factor	Threshold	Target	Exceptional
Increase Market Cap	15%	6%	8.%	12%
Average Sale Price of MetroPCS	15%	$26	$32	$40
Growth in Rental Revenue	32.5%	4%	6%	8%
Growth in NOI on Real Estate	32.5%	8%	12%	15%
Reinvestment of Company Cash	5%	3%	5%	8%

Summary Compensation, page 14

13.
Please provide a narrative disclosure to the summary compensation table to include the material terms of Mr. Stapleton’s employment arrangement, whether written or unwritten. See Item 402(o) of Regulation S-K. In particular, supplement the disclosure relating to his compensation by discussing any provisions related to the payment of severance, the terms of his option awards (including any conditions to exercisability) and the material factors the board considered in determining the bonus award paid for the fiscal year ended June 30, 2008.

Response:
We note your comment and in future filings, the Company  will disclose the executive employment agreements. The requested information in future filings may resemble the following:

Executive Employment Agreements

There is no written Employment Agreement with the Company’s Chief Executive Officer and Chief Financial Officer, Walker R. Stapleton.    Mr. Stapleton has been employed by the Company since June 16, 2005. As determined annually by the Compensation Committee of the Board of Directors, Mr. Stapleton receives a base salary, adjusted at the beginning of each fiscal year, and dependent upon certain factors, a discretionary incentive bonus. Mr. Stapleton's eligibility to receive such incentive bonus payments is conditioned upon his continued employment and based upon the Compensation Committee’s review and analysis of the factors described in the "Compensation Discussion and Analysis Compensation" section, both at the time the Compensation Committee considers the grant of incentive bonus payments and at the time such incentive bonus payments are paid.  Mr. Stapleton is also entitled to health insurance benefits, reimbursement of office related expenses and certain travel expenses. In addition, in 2008, the Company granted Mr. Stapleton a ten-year option to purchase 10,000 share of Common Stock in accordance with the Second Amended and Restated 2002 Stock Incentive Plan. See "Outstanding Equity Awards and Options Exercised as at June 30, 2008 Table" for a description of vesting and other terms applicable to Mr. Stapleton’s option.  The Compensation Committee makes option grant considerations annually.

Summary of Equity Compensation Plans, page 15

14.	Please include the equity compensation plan information table required Item 201(d) of Regulation S-K or advise us of the reasons for the omission of this table.

Response:
We note your comment and in future filings, the Company will include the Equity Compensation table.

Director Compensation, page 16

15.	Please revise your disclosure to discuss the additional compensation awarded to Mr. Bugatto in the amount of $9,983. Refer to Item 402(r)(3)(ii) of Regulation S-K.

Response:  Thank you for your comment and in future filings, the Company agrees to discuss the additional compensation awarded to Mr. Bugatto.  The requested information in future filings may resemble the following:

On July 1, 2008, the Company entered into a consulting agreement with Bugatto Investment Company, pursuant to which Mr. Bugatto was compensated $9,983 during fiscal year 2008, as further described under “Transactions with Related Persons”.

In connection with responding to the SEC’s comment, the company acknowledges that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of these matters.  If you have any questions, please feel free to contact me at 303-892-7514.

Very truly yours,

                                                           /s/ Ronald R. Levine, II
                                                           Ronald R. Levine, II

cc:           Mr. Walker R. Stapleton (SonomaWest Holdings, Inc.)